June 8, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	VTEX
Form 20-F for the Year Ended December 31, 2022
Filed March 2, 2023
File No. 001-40626

Dear Ms. Jacobson and Mr. Littlepage:

On behalf of VTEX (the “Company”), we are providing the following responses to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 30, 2023 (the “Comment Letter”) related to the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed on March 2, 2023 (the “2022 Form 20-F”).  All page numbers refer to the 2022 Form 20-F.

For your ease of reference, the Staff’s comments are retyped below in bold-face type and are followed by the Company’s responses.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the 2022 Form 20-F.

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Form 20-F for the Year Ended December 31, 2022
Operating and Financial Review and Prospects
Reconciliation of Non-GAAP Financial Measures
FX Neutral measures, page 93

1. We note that your presentation of most of the income statement line items on an FX neutral basis for all periods presented is inconsistent with the guidance set forth in Question 102.10(c) of the C&DI on Non-GAAP Financial Measures. In future filings, please limit your presentation to certain key non-GAAP metrics on an FX neutral basis.

June 8, 2023

The Company acknowledges the Staff’s comment and advises the Staff that, in future filings, it will present in a tabular presentation only the following selected income statement line items on an FX Neutral basis:

For the year ended December 31,
	As Reported			On an FX Neutral basis(1)
	2023	2022	% variation	2023	2022	% variation
Subscription revenue	[●]	[●]	[●]	[●]	[●]	[●]
Services revenue	[●]	[●]	[●]	[●]	[●]	[●]
Total revenue	[●]	[●]	[●]	[●]	[●]	[●]
Gross profit	[●]	[●]	[●]	[●]	[●]	[●]
Income (loss) from operation	[●]	[●]	[●]	[●]	[●]	[●]
__________________
(1) We calculate FX Neutral measures by using the average monthly exchange rates for each month during 2023 or 2022, as the case may be, and applying them to the corresponding months in 2023 or 2022, respectively, so as to calculate what our results would have been had exchange rates remained stable from one financial year to the next. See “Special Note Regarding Non-GAAP Financial Measures—FX Neutral Measures.”

2. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. In future filings, in connection with your reconciliation of certain non-GAAP metrics on an FX Neutral basis to their most comparable GAAP measures, please disclose the ranges of average monthly exchange rates for all periods presented, including each respective inflation adjustment in countries with hyper-inflation, that were used to apply to the IFRS amounts in order to calculate what your results would have been  had exchange rates remained stable from one year to the next. In this regard, we note your disclosure on page 6.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company currently generates revenue in nine different currencies (in addition to the U.S. dollar) and considers the average monthly exchange rates of all such currencies for the purposes of presenting non-GAAP metrics on a FX Neutral basis. In order to accommodate the Staff’s request, for purposes of calculation of non-GAAP metrics on an FX Neutral basis, the Company respectfully advises the Staff that, in future filings, it intends to disclose, for each fiscal year, the ranges (i.e., high, low and average) of average monthly exchange rates of all such currencies (and any other currency the Company may generate revenues in the future) vis-à-vis the U.S. dollar, and the inflation adjustment due to hyper-inflation in the countries where it is applicable. For future filings, the Company’s suggestion is that the Special Note and associated disclosure regarding FX Neutral measures includes the following information:

June 8. 2023

Average of Monthly Exchange Rates for the year ended December 31,
	2023			2022
(to 1.00 US$)
	High(1)	Low(2)	Average(3)	High(1)	Low(2)	Average(3)
Argentinean peso(4)	[●]	[●]	[●]	[●]	[●]	[●]
Brazilian reais	[●]	[●]	[●]	[●]	[●]	[●]
British pound	[●]	[●]	[●]	[●]	[●]	[●]
Chilean peso	[●]	[●]	[●]	[●]	[●]	[●]
Colombian peso	[●]	[●]	[●]	[●]	[●]	[●]
Euro	[●]	[●]	[●]	[●]	[●]	[●]
Mexican peso	[●]	[●]	[●]	[●]	[●]	[●]
Peruvian sol	[●]	[●]	[●]	[●]	[●]	[●]
Romanian leu	[●]	[●]	[●]	[●]	[●]	[●]

    __________________
(1) High Average Monthly Exchange Rate is based on the highest average monthly exchange rate of any given fiscal year. Average monthly exchange rates are based on the exchange rate on the closing of each day during any given month.
(2) Low Average Monthly Exchange Rate is based on the lowest average monthly exchange rate of any given fiscal year. Average monthly exchange rates are based on the exchange rate on the closing of each day during any given month.
(3) The Average of Average Monthly Exchange Rates is calculated by the sum of Average Monthly Exchange Rates of any given fiscal year divided by twelve. Average monthly exchange rates are based on the exchange rate on closing of each day during any given month.
(4) The monthly inflation in Argentina during the specified period 2023 and 2022, ranged between [●] and [●], with a monthly average of [●] and between [●], and [●], with a monthly average of [●], respectively.

Notes to the Consolidated Financial Statements
2.3 Segment reporting
a. Segment revenue by region, page F-13

3. If material, please separately disclose revenues from external customers attributed to an individual foreign country and your basis for revenue attribution. Refer to paragraph 33 of IFRS 8.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s management currently does not consider the revenue generated in any individual country except Brazil as material for the purposes of paragraph 33 of IFRS 8. The Company also notes that no individual customer in any of the countries in which it operates represented more than 5% of the Company’s revenue for the three years ended December 31, 2023, 2022 and 2021. The Company will continue to monitor the materiality of revenue attributable to individual countries in which it operates, and if the revenue generated in any individual country becomes meaningful and material within the scope of paragraph 33 of IFRS 8, the Company will provide additional disclosure in its future financial statements and filings.

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June 8, 2023

Please do not hesitate to contact me at +1 (212) 455-2295 or gcalheiros@stblaw.com, or Paulo F. Cardoso at +1 (212) 455-2973 or paulo.cardoso@stblaw.com if you have any questions regarding the foregoing or if you require any additional information.
Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

/s/ Paulo F. Cardoso
Paulo F. Cardoso

cc:
Ricardo Camatta Sodré, Chief Financial Officer, VTEX
Cáren Macohin, Partner, Pricewaterhouse Coopers Auditores Independentes